January 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ambipar Emergency Response

Registration Statement on Form F-4

Filed December 14, 2022

File No. 333-268795

Ladies and Gentlemen:

On behalf of Ambipar Emergency Response (the “Company”), we are providing the following responses to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated January 5, 2023 (the “Comment Letter”) related to the Company’s registration statement on Form F-4 filed with the Commission on December 14, 2022 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Registration Statement.

In response to the comments set forth in the Comment Letter, concurrently with the filing of this response letter, the Company is filing Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. To assist your review, we are separately e-mailing the Staff a copy of Amendment No. 1 marked to show changes to the Registration Statement.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

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2	January 11, 2023

Registration Statement on Form F-4
Emergencia’s Preliminary Results for the Nine Months Ended September 30, 2022, page 79

1.              Please disclose why you only provide preliminary results for net revenues, cost of services rendered, gross profit and operating profit, but not other published income statement line items and other financial information for the nine months ended September 30, 2022. Refer to Form 20-F, Item 8.A.5. In addition, we note from page 81 that these preliminary results include the estimates and assumptions. Please disclose those estimates and assumptions used in deriving the preliminary results of net revenues, cost of services rendered, gross profit and operating profit.

The Company acknowledges the Staff’s comment and clarifies that Emergencia’s preliminary results for net revenues, cost of services rendered, gross profit and operating profit for the nine months ended September 30, 2022 and 2021 provided in the Registration Statement are derived from segment data relating to Emergencia included in the unaudited financial statements of Ambipar Participações e Empreendimentos S.A. (“Ambipar Parent”), Emergencia’s parent company, prepared in accordance with “IAS 34 - Interim Financial Reporting” issued by the International Accounting Standards Board (IASB), made public by Ambipar Parent in Brazil in connection with Ambipar Parent’s release of results for the nine months ended September 30, 2022 and 2021 (the “Ambipar Parent Interim Unaudited Financial Statements”). The Company included a description of the net finance cost/revenue and income tax and social contribution of Emergencia for the nine months ended September 30, 2022 and 2021 on pages 81, 82 and 83 of Amendment No. 1 as such information was also made public by Ambipar Parent in Brazil as part of the Ambipar Parent Interim Unaudited Financial Statements. Other than such information, Ambipar Parent has not published information with respect to Emergencia’s other income statement line items in neither the Ambipar Parent Interim Financial Statements nor in its earnings release. The Ambipar Parent Interim Unaudited Financial Statements made public in Brazil, including the segment data relating to Emergencia, were published by Ambipar Parent in compliance with its reporting obligations under Brazilian law and the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) and were not published by the Company or Emergencia and neither have the Company nor Emergencia otherwise published any financial information for the nine months ended September 30, 2022. Even though neither the Company nor Emergencia published the Emergencia segment data in Brazil and there is no requirement to provide the information pursuant to Item 8.A.5 of Form 20-F, the Company opted to include such information in the Registration Statement for completeness and to provide investors with additional information on Emergencia’s results of operations.

In addition, the Company clarifies that no estimates or assumptions were used in the preparation of Emergencia’s preliminary results for the nine months ended September 30, 2022 and 2021. The Company has revised the disclosure on page 83 of Amendment No. 1 to remove the reference to estimates and assumptions.

2.              We note your discussion of net revenue. Please discuss the primary drivers for North America and in Brazil segments experiencing the largest growths in the period. In addition, quantify the effect of acquisitions that occurred during 2022.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 1 to discuss the primary drivers for the North America and Brazil segments.

3	January 11, 2023

Further, the Company respectfully advises that the effect of the acquisitions that occurred in 2022 can be quantified by deducting the increase of R$261.5 million in net revenue as a result of organic growth, which is already disclosed in the Registration Statement, from the total net revenue increase of R$485.1 million. The Company has revised the disclosure on page 81 of Amendment No. 1 to more clearly show the R$223.6 million increase in net revenue derived from the acquisitions that occurred during 2022.

3.              We note your discussion of cost of services rendered.  Please clarify or revise how it is comparable when you compare cost of services rendered for the nine months ended 9/30/2022 to the three months September 30, 2021.  In addition, quantify the effect of the acquisitions that occurred during 2022.

The Company acknowledges the Staff’s comment and clarifies that the comparison of cost of services rendered for the nine months ended September 30, 2022 is in relation to cost of services rendered for the nine months ended September 30, 2021. The Company has revised the disclosure on page 81 of Amendment No. 1 accordingly.

In addition, the Company respectfully advises that the effect of the acquisitions that occurred in 2022 can be quantified by deducting the increase of R$258.5 million in cost of services rendered as a result of organic growth, which is already disclosed in the Registration Statement, from the total cost of services increase of R$390.5 million. The Company has revised the disclosure on page 82 of Amendment No. 1 to more clearly show the R$132.0 million increase in cost of services rendered derived from the acquisitions that occurred during 2022.

4.              We note you attribute the decrease in gross profit as a percentage of net revenues to the increased costs related to fuel and maintenance. Please revise to quantify these increases of costs.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 82, 369 and 372 of Amendment No. 1 to quantify the increases of costs related to fuel and maintenance for each applicable period.

Certain Unaudited Projected Financial Information, page 216

5.              We note your response to prior comment 2 and we re-issue in part. You discuss in your response letter that the redemption levels do not have a material effect on the Projections that would require HPX’s board obtaining updated projections, and that management concluded that the performance described in the Projections can be achieved in all material respects with minimum cash of $168 million and, therefore, the Projections would not need to be updated. Please revise to disclose such conclusions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 221 and 222 of Amendment No. 1 to disclose that (i) Emergencia’s management has concluded that the performance described in the Projections can be achieved in all material respects with minimum cash of $168 million and that, therefore, the Projections do not need to be updated, (ii) Emergencia’s management and the HPX Board have determined that the redemptions of HPX Class A Ordinary Shares at the HPX extraordinary general meetings held on July 14, 2022 and November 3, 2022 do not have a material effect on the Projections, and (iii) the HPX Board has determined that the redemptions would not require the HPX Board obtaining updated projections.

4	January 11, 2023

Non-Redemption Agreement, page 252

6.              We note your disclosure that Cygnus Fund Icon entered into an amended and restated non-redemption agreement as well as a subscription agreement. Please revise to describe why the parties amended the non-redemption agreement.

The Company acknowledges the Staff’s comment and clarifies that the parties amended and restated the relevant Non-Redemption Agreement and entered into the Cygnus Subscription Agreement at the request of Cygnus Fund Icon, which requested the option to make its investment in New PubCo either through the non-redemption of its HPX Class A Ordinary Shares or through a subscription of New PubCo Class A Ordinary Shares on terms and conditions substantially consistent with the other PIPE Investors. The Company and HPX agreed to grant the Cygnus Option to Cygnus Fund Icon since such option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, or otherwise, as disclosed in Amendment No. 1. The Company has revised the disclosure on pages ix, 56 and 254 of Amendment No. 1 to explain that the amendment and restatement of the Non-Redemption Agreement was entered into at the request of Cygnus Fund Icon for purposes of giving the investor such optionality.

Trademark Licensing Agreement, page 255

7.              Please disclose all material terms of the Trademark Licensing Agreement, and clarify the compensation to be paid by the registrant under the agreement. In that regard, we note your disclosure that the registrant will pay a total amount of R$60,000 per year to Ambipar for the right to use Ambipar’s trademark. However, section 3.1 of the agreement filed as Annex R provides for payment equivalent to thirty thousand dollars per year.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 257, 357 and 388 of Amendment No. 1 to provide all material terms of the Trademark Licensing Agreement. The Company has also corrected the disclosure regarding the amount to be paid as royalties under the Trademark Licensing Agreement, from R$60,000 per year to US$30,000 per year, as set forth in the Trademark Licensing Agreement.

Notes to Unaudited Pro Forma condensed Combined Financial Information
5. Preliminary Allocation of Purchase Price, page 299

8.              Please disclose the foreign exchange rate used for the preliminary purchase price allocation and the date of the foreign exchange rate.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 302 of Amendment No. 1 to disclose the foreign exchange rate used for the preliminary purchase price allocation and the date of the foreign exchange rate.

5	January 11, 2023

9.              We note you provide a statement that the pro forma statement of financial position assumes that the WOB Acquisition occurred as of June 30, 2022. We also note a statement on page 300 that the adjustments A, B, C and D are added to give effect to WOB Acquisition as if it occurred on January 1, 2021. Considering most of the adjustments A, B, C and D are for the pro forma statement of financial position, please clarify or revise the inconsistent statements.

The Company acknowledges the Staff’s comment and clarifies that the pro forma adjustments give effect to the WOB Acquisition as if it occurred on June 30, 2022 for adjustments to the pro forma statement of financial position, and on January 1, 2021 for adjustments to the pro forma statement of income. The Company has revised the disclosure on page 302 of Amendment No. 1 to add such clarification.

10.            We note from adjustment D on page 300 that you adjust accounts receivable to reflect the fair market value. Please further disclose the facts and circumstance that require you to make the adjustments to the fair market value and disclose the method used to derive the amount of the fair value of the accounts receivable acquired.

The Company acknowledges the Staff’s comment and clarifies that it adjusted accounts receivable to reduce the value of the receivables recorded under the purchase price allocation in order to reflect the removal of certain receivables of Witt O’Brien’s not acquired by Ambipar USA in accordance with the WOB SPA, as set forth in Section 2.3 therein. The Company has revised the disclosure on page 302 of Amendment No. 1 to more clearly reflect this adjustment.

New PubCo Management Following the Business Combination, page 387

11.            Please revise to clarify which individuals currently serve as directors of the registrant, and which individuals are director nominees.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 389 of Amendment No. 1 to clarify which individuals currently serve as directors of the Company, and which individuals are director nominees.

Signatures, page II-7

12.            Please ensure that the registration statement is signed by all individuals required by Form F-1. In that regard, it does not appear that the registration statement has been signed by the registrant’s principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

The Company acknowledges the Staff’s comment and respectfully clarifies that, at the time of the filing of the Registration Statement, Mr. Thiago da Costa Silva and Mr. Guilherme Patini Borlenghi were the sole directors and constituted the entirety of the Company’s board, and no officer had been appointed. Since then, the Company’s board has appointed Mr. Yuri Keiserman as chief executive officer (principal executive officer) and Mr. Thiago da Costa Silva as chief financial officer (principal financial officer and principal accounting officer) of the Company. Please note that, upon completion of the Business Combination, the Company will nominate a revised board of directors and appoint a team of executive officers as described in the section of the Registration Statement entitled “New PubCo Management Following the Business Combination.” Under such new composition to be approved by the Company, (i) Mr. Guilherme Patini Borlenghi will resign from his position as a director and will be appointed as the Company’s chief operational officer; (ii) Mr. Thiago da Costa Silva will remain as a director and will resign from his position as the Company’s chief financial officer (principal financial officer and principal accounting officer), and (iii) Mr. Yuri Keiserman will remain as the Company’s chief executive officer (principal executive officer).

6	January 11, 2023

Exhibits

13.             Please obtain and file a legality opinion that addresses whether the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrants.

The Company acknowledges the Staff’s comment and has obtained such a legality opinion from its counsel, which has been filed as Exhibit 5.2 of Amendment No. 1.

14.            We note your response to prior comment 7 and re-issue such comment in part. If the opinion is subject to uncertainty, please obtain a revised opinion that explains why counsel cannot give a “will” opinion” and describes the degree of uncertainty in the opinion. In that regard, we note that the uncertainty with respect to the tax treatment that was added to the prospectus disclosure in response to prior comment 7 is not reflected in the opinion filed as Exhibit 8.1.

The Company acknowledges the Staff’s comment and has obtained a revised opinion, which has been filed as Exhibit 8.1 of Amendment No. 1.

General

15.            We note the form of preliminary proxy card filed as Exhibit 99.1. Please note that the form of proxy should be filed as an appendix to the proxy statement rather than an exhibit to the registration statement. Please also revise your preliminary proxy to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. In this regard, we note that Proposals 2A and 2B, and Proposals 3A-3C appear to be separate matters to be voted upon. Refer to Exchange Act Rule 14a-4 and Note to paragraph (a)(3) thereof.

The Company acknowledges the Staff’s comment and confirms that the form of preliminary proxy card has now been filed as an appendix to the proxy statement rather than an Exhibit 99.1 to the Registration Statement, and former exhibits 99.2 to 99.8 have been renumbered accordingly. In addition, the Company has revised the disclosure throughout Amendment No. 1, in particular on pages i, ii, 23, 24 and 185 of Amendment No. 1, as well as the form of preliminary proxy card, in each case to identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, including but not limited to Proposals 2A, 2B and 3A-3C.

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7	January 11, 2023

Please do not hesitate to contact me at +1-212-455-2295, +55 (11) 3546-1011 or gcalheiros@stblaw.com, or Mark Brod at +1-212-455-2163 or mbrod@stblaw.com with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Grenfel S. Calheiros	/s/ Mark A. Brod
Grenfel S. Calheiros	Mark A. Brod

cc:	Thiago da Costa Silva, Director, Ambipar Emergency Response

J. Mathias von Bernuth, Skadden, Arps, Slate, Meagher & Flom LLP

Jairo da Rocha Soares, BDO RCS Auditores Independentes S.S.